April 6, 2009

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C.  20549

Via EDGAR

Dear Mr. Spirgel

This letter is in response to your letter dated March 23, 2009, regarding Chase Corporation’s Form 10-K for the fiscal year ended August 31, 2008 and the Definitive Proxy Statement incorporated by reference into Part III of Form 10-K.  In addition to the Company’s response we have also included the Staff’s comment.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Security Ownership of Certain Beneficial Owners and Management

Comment No. 1

We note your response to comment five in our letter dated February 27, 2009.  Regardless of whether or not the Edward L. Chase Revocable Trust is a “voting trust or similar agreement,” we believe the trustee or trustees should be disclosed since such person or persons appear to have sole or shared voting and investment power.  Refer to Instruction 2 to Regulation S-K Item 403 and Rule 13d-3(a).  Please identify the trustee or trustees in future filings.

Response to Comment No. 1

We will disclose the names of the trustees of the Edward L. Chase Revocable Trust in our next proxy statement.

Compensation Discussion and Analysis

Comment No. 2

We note your response to comment six in our letter dated February 27, 2009.  In your reproduction of our comment, however, it appears that you have omitted the third sentence which referred to non-GAAP performance measures.  If you use a non-GAAP performance measure, also disclose in future filings how the number is calculated from the company’s audited financial statements.

Response to Comment No. 2

We did not use any non-GAAP performance measures in the calculation of the performance target in determining the amounts of either our cash bonuses or equity awards in the year ended August 31, 2008.  If we use a non-GAAP performance measure in future years, we will describe how we calculate it from the most comparable GAAP measure.  We apologize for any confusion that may have resulted from our inadvertently omitting this sentence from our prior response letter.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings.  Furthermore we understand that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Do not hesitate to contact me if you have any questions about our responses to your comments.  Please contact me at (508) 279-1789 ext 229 with any questions.

Sincerely,

CHASE CORPORATION

/s/ Kenneth L. Dumas

Kenneth L. Dumas
Chief Financial Officer and Treasurer